SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 25, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release dated April 24, 2008 of Qimonda AG and Elpida Memory, Inc., announcing that they have signed a memorandum of understanding for a technology partnership alliance.

The Infineon subsidiary Qimonda AG releases the following press announcement:
Qimonda and Elpida to Form Technology Partnership
Alliance for Joint Development of 4F2 DRAM Cell
Munich/Germany, Tokyo/Japan — April 24, 2008 – Qimonda AG (NYSE:QI) and Elpida Memory, Inc. (Tokyo SE: 6665), both leading global memory suppliers, today announced that they have signed a Memorandum of Understanding for a technology partnership on joint development of memory chips (DRAMs). In the planned cooperation, Qimonda will provide its know-how with the innovative Buried Wordline technology and Elpida its advanced stack capacitor technology. The strategic technology cooperation will leverage the strength of both companies to accelerate their roadmap to DRAM products featuring cell sizes of 4F2. The companies plan to introduce the jointly developed innovative 4F2 cell concept in the 40nm generation in calendar year 2010 and to subsequently scale it to the 30nm generation.
“This strategic cooperation with Elpida is a tremendous endorsement of our innovative Buried Wordline technology,” said Kin Wah Loh, President and CEO of Qimonda AG. “Qimonda will leverage this partnership to significantly accelerate the introduction of small 4F2 cell sizes. This technology alignment of two major DRAM innovators creates excellent opportunities for greater economies of scale in R&D and future joint manufacturing activities.”
Yukio Sakamoto, President and CEO of Elpida said “Our R&D effort has given us the lead in DRAM technology. In the tough, competitive industry that we are in, however, faster and more efficient development of new process technologies is becoming critically important. We believe this joint development agreement with Qimonda will further accelerate and strengthen our technology leadership, putting us on a path to the top position in the DRAM market.”
The companies plan to jointly develop technology platforms and design rules to enable both exchange of products and potential manufacturing joint ventures. Both companies target to align their development activities at their respective sites in Hiroshima and Dresden, including the exchange of engineers. Additionally, the companies also have agreed to explore joint development opportunities in the areas of Through Silicon Via Technology and future memories.

Following today’s Memorandum of Understanding, Qimonda and Elpida expect to conclude their negotiations and finalize definitive agreements in due course.
Conference Call
Qimonda will host a conference call today for its analyst and investors at 9:00am EST, 6:00am PST, 2:00pm GMT, and 3:00pm CET to discuss the partnership between the company and Elpida. The dial-in phone numbers for the conference call are +1 718 354 1389 (US), +44 (0)20 7806 1957 (UK), +49 (0)89 9982 99911 (Germany), +81 (0)3 3570 8228 (Japan), pass code: 4113611. The webcast and slide presentation will be available at www.qimonda.com.
A webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3 3570 8212 (Japan), pass code: 4113611#, beginning at 11:00am EST today and continuing until 5:59pm EST on April 27, 2008.
About Elpida
Elpida Memory, Inc. (TSE 6665) is a leading manufacturer of Dynamic Random Access Memory (DRAM) integrated circuits. The company’s design, manufacturing and sales operations are backed by world class technology expertise. Its 300mm manufacturing facilities, Hiroshima Plant and a Taiwan-based joint venture Rexchip Electronics, utilize the most advanced manufacturing technologies available. Elpida’s advanced portfolio features such characteristics as high-density, high-speed, low power and small packaging profiles. The company provides DRAM solutions across a wide range of applications, including high-end servers, mobile phone and digital consumer electronics. More information can be found at http://www.elpida.com.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in its financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans of Qimonda, estimates and projections, and speak only as of the date they are made. Qimonda undertakes no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for Qimonda’s products in particular, the success of Qimonda’s development efforts, both alone and with Qimonda’s partners, the success of Qimonda’s efforts to introduce new production processes at its facilities and the actions of its competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in Qimonda’s most recent Annual Report on Form 20-F and in Qimonda’s prospectus supplement filed February 11, 2008 with the SEC, each of which is available without charge on Qimonda’s website and at www.sec.gov.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: April 25, 2008	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board
and Chief Executive Officer

	By:	/s/ Dr. Marco Schroeter

Dr. Marco Schroeter
Member of the Management Board
and Chief Financial Officer